FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2009	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated August 12, 2009

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic’s Millionaires Club™ welcomes a wealthy new member

Player wins £1.5 million on CryptoLogic’s popular progressive online casino game

August 12, 2009 (Dublin, IRELAND) – CryptoLogic Limited, a global developer of branded online betting games and Internet casino software, has added a new member to its most exclusive club -- as a lucky winner hit a £1,547,338.68 jackpot playing Millionaires Club™, one of the company’s most popular games.

The winner earned the payout last week while playing Millionaires Club at Skyvegas.com (owned by the U.K.’s BSkyB Group), one of CryptoLogic’s newest licensees. Just days later, another lucky player at Intercasino.com won US$186,118 playing the same game – showing that it is possible to hit the jackpot at any time.

“Whether it’s on land or online, big payouts attract big player action – and CryptoLogic’s games are designed to deliver both,” said Justin Thouin, CryptoLogic’s Vice President. “That’s why CryptoLogic games and Internet casino software are popular among players, and profitable for major online gaming brands such as Sky Vegas and Intercasino.

CryptoLogic launched a selection of its top casino games, including Millionaires Club, on SkyVegas.com earlier this year. Because CryptoLogic’s shared progressive jackpot system pools funds from many of the world’s largest e-gaming sites, the jackpots grow more quickly and attract more players.

“Another lucky player has become a millionaire, and it’s a payout we are happy to make,” said Richard Flint, Managing Director of Sky Betting and Gaming. “Every big win attracts more players to Skyvegas.com, where we are very pleased to deliver the excitement and the experience of CryptoLogic games.”

Including these recent wins, Millionaires Club has paid out more than $3.1 million in jackpot wins in the past year alone. In 2007, CryptoLogic awarded one of the largest jackpot wins in the history of online gaming — more than $8 million. Just two weeks later, a player won more than $4 million, another one of the highest online casino jackpots of all time.

Boasting more than 280 games, CryptoLogic has one of the most comprehensive casino suites on the Internet today with games featuring some of the world’s most famous action and entertainment characters. CryptoLogic has earned rave reviews from industry peers and players alike, and in 2009 earned Gambling Online Magazine’s Top Casino Software award for the fourth consecutive year. Based on the votes of players around the world, it is widely considered the industry’s top honour.

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a leading public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software

MARINE HOUSE, CLANWILLIAM PLACE, DUBLIN 2, IRELAND

TEL (353)1234.0400

and services to blue-chip customers that offer their games to non-U.S. based players around the world. For information on WagerLogic, please visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

About Sky Vegas (www.skyvegas.com)

Sky Vegas is Sky’s online casino and is part of Sky Betting and Gaming, the online gaming arm of BSkyB (one of Europes largest media companies with over 9 million satellite TV subscribers) . Skyvegas.com is home to the best online casino games, including thrilling slots, classic table games like Roulette and Blackjack, and all the top instant win games. New players receive a sign up bonus of up to £100.

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Jason Graham, ext. 299 jgraham@argylecommunications.com
Daniel Tisch, ext. 223 dtisch@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
Harry Chathli or Alexis Gore, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.